UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 07, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays announces Sale of UK Secured Lending business  - dated 07 September 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 07, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 07, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

7 September 2015

Barclays announces sale of UK Secured Lending business

Barclays Bank PLC ("Barclays") has sold the UK Secured Lending ("UKSL") portfolio, to a group led by Goldman Sachs and including Elderbridge (part of the Target Group) and Pollen Street Capital.

The sale of UKSL, which is part of Barclays Non-Core, has reduced Risk Weighted Assets by a further £1.2bn and will have a positive impact on Barclays' CET1 ratio.

The transaction is further evidence of progress in the re-shaping of Barclays Group to focus on its core businesses.

John McFarlane, Barclays Chairman said: "We continue to make solid progress in divesting assets from Barclays Non-Core. The sale of UK Secured Lending is further evidence of our ability to reduce these legacy assets, as we target a Risk Weighted Assets figure of around £20bn in 2017."

Ends
For further information please contact:

Investor Relations Kathryn McLeland +44 (0) 20 7116 4943	Media Relations Candice Macdonald +44 (0) 20 7116 3099

About Barclays PLC
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.